

Mail Stop 3720

February 4, 2010

Mr. Michael Levinsohn
President
Lenco Mobile Inc.
345 Chapala Street
Santa Barbara, California 93101

Re: **Lenco Mobile Inc.**
Registration Statement on Form 10
Filed on November 9, 2009, as amended November 18, 2009,
      December 16, 2009, January 7, 2010 and January 29, 2010
File No. 000-53830

Dear Mr. Levinsohn:

        We have reviewed your letter dated January 29, 2010 and your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

General

1.   Please note that your Form 10 became automatically effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After your Form 10 became effective, you became subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. However, we will continue to review your filing until all of our comments have been addressed.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Revenue Generation, page 49

2.   For Software Revenue, please revise to disclose the specific timing for your revenue recognition. Please do not use generalizations as quoted in the accounting literature. Address the specific revenue recognition and timing of recognition as it relates to the services that you provide.

Item 5. Directors, Officers and Management, page 62

3.   We note your response to prior comment 5 from our letter dated January 14, 2010. Please revise your disclosure on page 62 to correct the reference to Mr. Hill entering into a stipulated judgment and order with the SEC in November 2009.

Financial Statements

Note 1 – Organization and Significant Accounting Policies, page F-7

4.   We note your response to prior comment 7 from our letter dated January 14, 2010. It appears to us that this transaction should not be accounted for as a reverse merger since you issued cash to acquire Capital Supreme (Pty) Ltd. and did not issue equity interests. Further, it appears that Mr. Levinsohn took over as the executive officer and sole director of Lenco Mobile prior to the acquisition of Capital Supreme (Pty) Ltd., and immediately after the acquisition the board and management were split evenly. As such, you should revise your financial statements to reflect this transaction as a purchase of the business of Capital Supreme (Pty) Ltd. at the date of acquisition.

Note 14 – Subsequent Events, page F-22

5.   We refer to your response to prior comment 8 from our letter dated January 14, 2010. Please note that since you have filed a Form 10 (initial registration statement) you may not evaluate significance using your pro forma financial information rather than historical pre-acquisition financial statements. Accordingly, please file the audited financial statements for your acquisition of Simply Ideas, LLC since it is significant to your historical financial statements. Also provide the pro forma financial statements for this acquisition.

Note 7 – Common Stock, page F-40

6.   We note that on May 18, 2009 you issued 10,000,000 and 350,000 shares of your common stock upon conversion of 200 and 7 shares of Series B preferred stock. As such, it appears that you had Series B preferred stock outstanding at December 31, 2008. Please revise your financial statements for the year ended December 31, 2008 to reflect the Series B preferred stock. Your revision should not only be reflected in the face of the financial statements but should also include a footnote describing the terms of the preferred stock and its conversion feature. In addition, your consolidated statement of cash flows for the nine months ended September 30, 2009 should also show this conversion as a non-cash financing activity.

Note 11 - Subsequent Events, page F-41

7.   We note your new disclosure on pages F-41 and F-29 showing the fair value of the purchased assets from the Superfly Advertising, Inc. acquisition and the Simply Ideas, LLC acquisition. We also note that many of those assets do not have an amortization period or state that they are indefinite. For all of your fixed assets and intangible assets, please state the amortization period or state that the asset is indefinite lived. If the asset is indefinite-lived, such as your websites and domain names, please tell us why. Refer to your basis in accounting literature and tell us how you considered ASC 805-20.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371, or Kyle Moffatt, Accountant Branch Chief at (202) 551-3826, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Staff Attorney, at (202) 551-3273, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: James A. Mercer III, Esq., Sheppard Mullin
        Via Facsimile (858) 509-3691